UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2022

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As disclosed in the filings of Meihua International Medical Technologies Co., Ltd. (the “Company”), the Company closed an initial public offering (the “IPO”) of its ordinary shares on February 18, 2022, through which the Company raised $39.4 million through the sale of 3,940,000 ordinary shares at a purchase price of $10.00 per share. During the roadshow leading up to the IPO, a Hong Kong investment company named Tai He International Group Limited (“Tai He”) was referred to the Company by Shengang Securities Company Limited (“Shengang”), the Company’s co-underwriter based in the People’s Republic of China (“PRC”). Tai He, through negotiations with Shengang, asserted that it would participate in the IPO as an investor. As a development stage PRC medical device company, the Company’s management had no experience in the US capital markets and relied on its investment bankers and underwriters in providing guidance and advice concerning its US public offering. Accordingly, the Company was unaware of the actual motives of Tai He. Based on the Company’s trust in Shengang, and given the circumstances that the Company was unable to make further verification, the Company hastily entered into a series of agreements with Tai He (the “Tai He Agreements”).

Pursuant to the Tai He Agreements, Tai He agreed to invest a minimum of $35 million in the IPO subject to the Company making a $7.0 million refundable deposit (the “Refundable Deposit”) and advancing a $3.0 million service fee for investor relations and other services (together, the “Services”) payable to Tai He. The Company, its affiliates and individual shareholders paid the $7.0 million Refundable Deposit and $3.0 million service fee to Tai He in several installments from January 27, 2022 to March 11, 2022. After March 11, 2022, the Company has made no other payments to, nor had any direct interaction with, Tai He, and, in actuality, the Company never directly communicated with Tai He, only communicating about Tai He and the Tai He Agreements through Shengang.

After the IPO, through the Company’s internal risk control process, the Company learned that Tai He does not appear to be an investor in the Company and, when the Company attempted to inquire about it, Tai He refused to speak with the Company. Based on the facts as investigated and understood by the Company, the Company believes that it was defrauded by Tai He and that Tai He never actually invested $35 million in the IPO. In fact, the Company learned that Tai He made no investments in the Company at all, and Tai He has no involvement in the Company’s IPO matters. In addition, the Refundable Deposit has not been repaid to the Company and no Services have been provided to the Company by Tai He. As a result, the Company believes that the Tai He Agreements may be deemed a fraud perpetrated by Tai He and Shengang against the Company by Tai He taking advantage of asymmetric information, including the Company’s lack of knowledge and understanding of the US markets, IPO rules and processes, and the trust of the Company.

After consultation with professionals, the Company is now aware that the Tai He Agreements were required to be disclosed to the public and believes that the agreements themselves are fraudulent and non-enforceable, and therefore the Company has made an immediate decision to disclose the Tai He Agreements to meet the compliance requirements of the Securities and Exchange Commission (the “SEC”). Further, the Company acknowledges that it had improperly relied on the advice, direction and counsel of Shengang when entering into the Tai He Agreements. The Company is now proactively working to terminate the Tai He Agreements and recover the monies already paid to Tai He by the Company. The Company and its executive management team intends to cooperate with the SEC, as well as any other relevant authorities, to ensure that its investors’ interests are protected while such matters are resolved.

In the meantime, the Company is also working with its auditors, Paris Kreit & Chiu CPA LLP, to complete the audit of its financial statemenets for the year ended December 31, 2021 to allow for the filing of its Annual Report on Form 20-F (the “Annual Report”) and has obtained an extension from Nasadaq Listing Qualifications to file the Annual Report with the SEC on or before August 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 21, 2022

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Yulin Wang
Name:	Yulin Wang
Title:	Chief Executive Officer

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